Exhibit 99.5

MakeMyTrip Limited

Separate Financial Statements
March 31, 2026

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Separate Financial Statements

March 31, 2026

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1.	Deep Kalra	October 9, 2001	-
2.	Aditya Tim Guleri	April 3, 2007	-
3.	Rajesh Magow	November 6, 2012	-
4.	James Jianzhang Liang	January 27, 2016	July 2, 2025
5.	Paul Laurence Halpin	April 30, 2018	July 2, 2025
6.	Jane Jie Sun	August 30, 2019	-
7.	Xing Xiong	August 30, 2019	-
8.	Savinilorna Payandi Pillay Ramen	September 15, 2023	May 14, 2025
9.	May Yihong Wu	May 15, 2024	-
10.	Moshe Rafiah	May 15, 2024	July 2,2025
11.	Hashim Joomye	May 14, 2025	-
12.	Vivek N. Gour	July 2,2025	-
13.	Savinilorna Payandi Pillay Ramen	July 2,2025	-
14.	Mohit Kabra	July 2,2025	-

Corporate Secretary

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Registered office

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Republic of Mauritius

Banker

HSBC Bank Mauritius Ltd

IconEbene 1, Level 5 (West Wing)

Rue de L’institut

Ebène, 72202

Republic of Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. As at March 31, 2026, the Company had two (2) significant subsidiaries as mentioned below:

S. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Limited*	April 13, 2000	India
2.	Ibibo Group Holdings (Singapore) Pte. Ltd.	November 30, 2012	Singapore

*Consequent upon the conversion of Company from Private Limited to Public Limited and the name of the Company changed from “MakeMyTrip (India) Private Limited” to “MakeMyTrip (India) Limited” with effect from July 3, 2026.

MakeMyTrip Limited together with its subsidiaries and associates is collectively referred to as “Group”.

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the Board’s activities. The Board is currently made up of total ten (10) directors, and amongst them seven (7) are non-executive directors and 4 (four) are independent directors as per the criteria for independent director adopted by the Company under Nasdaq Listing.

Directors

Independent

1. Aditya Tim Guleri

2. May Yihong Wu

3. Vivek N. Gour

4. Hashim Joomye

Non-Executive

1. Aditya Tim Guleri

2. Savinilorna Payandi Pillay Ramen

3. Vivek N. Gour

4. Jane Jie Sun

5. May Yihong Wu

6. Xing Xiong

7. Hashim Joomye

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Executive

1. Deep Kalra

2. Rajesh Magow

3. Mohit Kabra

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address of our directors and executive officers is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India.

1.
Deep Kalra is our founder, group chairman and chief mentor and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as our group executive chairman from February 11, 2020 to March 31, 2022 included executing our business strategy and managing the overall performance and growth of our company. Effective April 1, 2022, Mr. Kalra transitioned to his new role as group chairman and chief mentor and devotes his time to providing mentorship to our leadership team, as well as continuing to pursue strategic initiatives such as product innovation and expansion. Mr. Kalra has over 34 years of experience in ecommerce, sales, marketing, corporate banking, financial analysis and senior management roles. He is a council member of the World Travel and Tourism, India Initiative and has been the co-chairman of the National Committee on Tourism and Hospitality of the Confederation of Indian Industry. He has served on the board of The Indus Entrepreneurs – Delhi (TiE Delhi – NCR). He is a member on the advisory board of Atithi Foundation, a member of the Gurugram Metropolitan Development Authority, chairman of the Technology Services Industry Association and a founder and trustee of Ashoka University. He holds a Bachelor of Arts in Economics from the University of Delhi, and a post graduate diploma in management from the Indian Institute of Management, Ahmedabad.
2.
Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow was appointed as our group chief executive officer with effect from February 11, 2020 and is responsible for overseeing our strategic direction, spearheading growth and shaping our long-term vision. He previously held the positions of chief executive officer - India, chief financial officer and chief operating officer. Mr. Magow has over 33 years of experience in the information technology and internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Technovate Data and Services Private Limited, a wholly owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Technovate, he was the acting chief executive officer of that company. He also worked with Aptech Computer Education, and Voltas Limited. He was the chair of the FICCI Committee on Tourism from 2025 to 2026 and has been elected as governing council member of Internet and Mobile Association of India from 2025 to 2027. He is also an independent director of Info Edge (India) Limited. Mr. Magow is an associate member of the Institute of Chartered Accountants of India.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

3.
Mohit Kabra is our group chief operating officer and was appointed to our board of directors on July 2, 2025. Mr. Kabra was appointed as our group chief operating officer with effect from September 23, 2025 and is responsible for our operational strategies, with a focus on innovation, scalability and efficiency, enhancing customer experience and driving sustainable growth. He was previously our group chief financial officer from August 7, 2013 to September 22, 2025. Prior to joining us in July 2011, he held various positions with Kohler India Private Limited, Colgate-Palmolive (India) Limited, PepsiCo India Holdings Private Limited, Seagram Manufacturing Limited and Nagarjuna Fertilizers and Chemicals Limited. He is also the chair of the Assocham Council on travel, tourism and hospitality for 2026 – 2027. Mr. Kabra has a Bachelor of Commerce from Osmania University, Hyderabad, India. He is an associate member of the Institute of Chartered Accountants of India and a qualified Cost and Works Accountant.
4.
Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily information technology software companies. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of AgentIQ, Appcues, Astronomer, Balto, Commerce Fabric, Phenom People, Radius, Sedai, Speedscale, Siena, SupportLogic and Weav.ai. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India.
5.
Hashim Joomye was appointed to our board of directors on May 14, 2025 as an independent director. He is the Founder and Managing Director of Advisory Capital Ltd, a firm specializing in investment and risk appraisals based in Mauritius. He currently serves on several boards and Investment Committees including pension fund, private equity funds and global business companies. Previously, Hashim has been managing investments for large corporates, pension funds, mutual funds and high net worth individuals for more than a decade. He is a Fellow Member of the Mauritius Institute of Directors and a Member of the American Chamber of Commerce in Mauritius. Hashim received a Masters Degree in Investment Analysis from the University of Stirling in United Kingdom and is a Fellow Chartered Certified Accountant.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

6.
Jane Jie Sun was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Sun has served as the chief executive officer of Trip.com, as well as a member of the board of directors of Trip.com, from November 2016. Prior to that, she was a co-president of Trip.com from March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Trip.com, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. from 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School. She is also a graduate of the Standard Executive Program and an alumnus of Stanford University's graduate school of business.
7.
Vivek N. Gour was appointed to our board of directors on July 2, 2025, as an independent director. Mr. Gour is an independent director with over 21 years of experience as a board member of companies in India, USA and the Middle East across diverse industries such as e-commerce, IT enabled services and aviation. He also serves on the boards of IndiaMart Intermesh Ltd and Affle 3i Ltd and previously served on our board of directors from May 2010 to September 2019. Mr. Gour served as chief financial officer of Genpact Limited from January 2005 to February 2010. Currently, he works as a social impact investor in large projects creating employment for rural youth and providing pediatric medical care for the underprivileged. He is a graduate of Harvard Business School’s OPM program. He has a Master of Business Administration from FMS, University of Delhi and a Bachelor of Commerce degree from University of Mumbai.
8.
May Yihong Wu was appointed to our board of directors on May 15, 2024 as an independent director. She has served as a co-founder and an executive director of Shanghai Sunnyview Eldercare Company Limited since May 2023, an independent non-executive director of Trip.com (NASDAQ: TCOM: HKEX: 9961) since February 2026, an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited (HKEX: 00241) since August 2023 and an independent non-executive director and chairwoman of the audit committee of Swire Properties Limited (HKEX: 01972) since May 2017. Ms. Wu has also served as an independent non-executive director of Noah Holdings Limited (NYSE: NOAH; HKEX: 6686) since November 2010 and as the chairwoman of the compensation committee since May 2015, as well as the chairwoman of the audit committee between November 2010 to May 2015. Ms. Wu held a number of roles at Homeinns Hotel Group, the shares of which were publicly listed (NASDAQ: HMIN) from October 2006 until April 2016, when it merged with Beijing Tourist Hotel (Group) Co Ltd, including as chief financial officer between July 2006 to April 2010, chief strategy officer between May 2010 to June 2019 and board adviser between July 2019 to May 2023. Ms. Wu obtained her MBA degree from the Kellogg School of Management at Northwestern University in Illinois in the United States, her Master’s degree in Economics from Brooklyn College of the City University of New York in the United States.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

9.
Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong is currently chief operating officer of Trip.com. He joined Trip.com as Senior R&D Director in 2013 and became the vice president of Technology. He was appointed as the chief executive officer of the Trip.com Air Ticketing in 2014. In 2015, he became the Trip.com Senior Vice President, and in 2016 he was made the Trip.com Executive Vice President. Currently, Mr. Xiong is in charge of air ticketing, accommodation, corporate travel, technology, international business, and other areas within the group. Prior to joining Trip.com, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia. Mr. Xiong has over 21 years of technology and management experience. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts, United States.
10.
Savinilorna Payandi Pillay Ramen was appointed to our board of directors on July 2, 2025. Mrs. Ramen is the Head of Corporates, Private and Institutional Asset Owners and leads the Business Implementation unit at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ Mauritius. She has approximately 22 years of work experience in advising clients of IQ-EQ Mauritius in different capacities. Mrs. Ramen is a Chartered Secretary from the Chartered Governance Institute (previously known as The Institute of Chartered Secretaries and Administrators), United Kingdom and holds a Master of Business Administration and a Bachelor of Arts in 103 Psychology from Southeastern Louisiana University, United States. Mrs. Ramen previously served on our board of directors from September 2023 to May 2025. Mrs. Ramen is one of our resident directors in Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of three members, May Yihong Wu, Aditya Tim Guleri and Hashim Joomye and one non-voting observer, Jane Jie Sun. The chairperson is May Yihong Wu. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that May Yihong Wu qualifies as an audit committee financial expert within the meaning of the SEC rules, and that each of May Yihong Wu, Aditya Tim Guleri and Hashim Joomye is financially literate. Our audit committee oversees our accounting and financial reporting processes and the audit of the financial statements of our company. Our audit committee is responsible for, among other things:

•
selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
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annually reviewing the independence of our independent auditors;
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reviewing and approving all related party transactions on an ongoing basis;
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reviewing and discussing the annual audited financial statements with management and our independent auditors;
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such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•
meeting separately and periodically with management and our independent auditors; and
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reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director (representing Trip.com director) serves on the audit committee, the Class B Members (representing Trip.com members) shall have the right to appoint a representative to attend audit committee meetings as an observer.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Compensation Committee

The compensation committee consists of three members, Aditya Tim Guleri, May Yihong Wu and Vivek. N Gour. The chairman is Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of the Nasdaq Rules. Our compensation committee approves the compensation of our employee-directors and executive officers. The compensation committee is responsible for, among other things:

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reviewing the compensation plans, policies and programs adopted by our company;
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with respect to our group chief executive officer, our other executive officers and any members of the board (other than non-employee members of the board), reviewing and approving the corporate goals and objectives relevant to their compensation, evaluating their performance and approving their compensation; and
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reviewing and approving or making recommendations to the board regarding any compensation plans, equity-based plans and similar arrangements.

Nominations Committee

The nominations committee consist of three members, Deep Kalra, May Yihong Wu and Hashim Joomye. The chairman is Deep Kalra. Except for the chairman, the other two members of the nominations committee satisfies the independence requirements of the Nasdaq Rules. Our nominations committee identifies individuals qualified to become Board members consistent with criteria approved by the Board and to recommend that the Board select the director nominees for the next annual meeting of shareholders. The nominations committee is responsible for, among other things:

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identifying and recommending individuals qualified to become members of the board and ensuring the that board consists of persons with sufficiently independent backgrounds who contribute to the mix of experience, backgrounds, qualifications and skills of our board;
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reviewing the structure, composition and leadership of the board and its committees and recommending any proposed changes;
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evaluating director candidates based on integrity, experience, expertise and absence of potential conflicts of interest; and
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reviewing any significant changes in the position or circumstances of directors and, where appropriate, recommending proposed changes to the board.

As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Rules. We follow home country practice that permits our nominations committee not to comprise solely independent directors, in lieu of complying with Rule 5605(e) of the Nasdaq Rules that requires the nominations committee to comprise solely of independent directors.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Duties of Directors

Under Mauritius Companies Act, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius Companies Act to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

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convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
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authorizing dividends and distributions;
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appointing officers and determining the term of office of officers;
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exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and
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approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 23 of these separate financial statements.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Directors’ liability insurance

We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our Company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our Global Business License – which is investment activities.

Auditors Report and Accounts

The auditors’ report is set out on pages 15 to 19 and the separate statement of profit or loss and other comprehensive income is set out on page 21 of these separate financial statements.

Fees for financial statement audit and other services

The fees payable to statutory auditor (KPMG Mauritius) for the financial statement audit for the year amounted to USD 26,000 (2025: USD 20,000). Additionally, a fee of USD 3,750 (2025: USD 3,250) is payable to KPMG Mauritius for the issuance of a regulatory agreed upon procedure report.

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2025 and 2026 are as follows:

	(in ‘USD 000’)
	For the year ended March 31
Particulars	2025	2026
Total income	—	1,361
Total expenses	(2,460)	(3,643)
Finance income	11,856	11,158
Finance costs	(14,879)	(60,053)
Share of loss of equity - accounted associates	(64)	(8)
Income tax benefit	129	8,701
Loss for the year	(5,418)	(42,484)

Statement of Directors’ responsibilities in respect of the separate financial statements

Mauritius Companies Act requires the directors to prepare separate financial statements for each financial year, which present fairly the separate financial position, separate financial performance and the separate cash flows of the Company. The directors are also responsible for keeping accounting records which:

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correctly record and explain the transactions of the Company;
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disclose with reasonable accuracy at any time the financial position of the Company; and
•
would enable them to ensure that the separate financial statements are in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act.

The directors confirm that they have complied with the above requirements in preparing the separate financial statements.

The directors have made an assessment of the Company’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the shareholders of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act for the year ended March 31, 2026.

…………………………………………………………

For IQ EQ Corporate Services (Mauritius)

Corporate Secretary

Registered office:

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Date: August 7, 2026

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements

Opinion

We have audited the separate financial statements of MakeMyTrip Limited (the Company), which comprise the separate statement of financial position as at March 31, 2026 and the separate statement of profit or loss and other comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended, and notes to the separate financial statements, comprising material accounting policies and other explanatory information, as set out on pages 20 to 67.

In our opinion, the accompanying separate financial statements give a true and fair view of the separate financial position of MakeMyTrip Limited as at March 31, 2026 and of its separate financial performance and separate cash flows for the year then ended in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors' responsibilities for the audit of the separate financial statements section of our report. We are independent of the Company in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code). We have also fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (Continued)

Key Audit Matters (continued)

Valuation of investments in Subsidiaries

Refer to the following material accounting policies and notes to the separate financial statements:

Material accounting polices 2d(ii), 3(a)(i), 4(d), notes 8 and 21

Key audit matter	How the matter was addressed in our audit

The investment in subsidiaries as at March 31, 2026 amounted to USD 4,399,439 thousands, which constitutes 92% of total assets.

The Company measures these investments at fair value through other comprehensive income.

A high degree of judgement was required in the determination of the approach to value the investments and the selection of comparable companies to derive the market multiple for determination of the fair value of these investments.

Given the significant judgement involved in determining the fair value, the valuation of investment in subsidiaries has been identified as a key audit matter.

The following are the primary procedures we performed to address this key audit matter:

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Evaluated the design and implementation and tested the operating effectiveness of the internal controls related to the Company's fair value measurement process, including controls over determining the appropriate valuation approach based on the nature of the underlying business of the investee companies and their profile of operations.

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We involved valuation professionals with specialised skills and knowledge, who assisted in:

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Evaluating the appropriateness of the Company’s valuation approach.

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Assessing the appropriateness of the comparable companies (“comparables”) used to derive the market multiple to calculate the fair value by considering the similarity in operations, trend and consistency of historical results and the stage of the development of these comparables with the investee companies.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (Continued)

Key Audit Matter (continued)

Valuation of investments in Subsidiaries

Refer to the following material accounting policies and notes to the separate financial statements:

Material accounting polices 2d(ii), 3(a)(i), 4(d), notes 8 and 21

Key audit matter	How the matter was addressed in our audit

•
Assessed the adequacy of the separate financial statement disclosures, including disclosures of key assumptions and judgements to align with the requirements of IFRS 7, Financial instruments disclosures and IFRS 13, Fair value measurement.

Other Information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of the Directors and Certificate from the Secretary, but does not include the separate financial statements and our auditors' report thereon.

Our opinion on the separate financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the separate financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

The directors are responsible for the preparation of separate financial statements that give a true and fair view in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (Continued)

Responsibilities of Directors for the Separate Financial Statements

In preparing the separate financial statements, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

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Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

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Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

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Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (Continued)

Auditors’ Responsibilities for the Audit of the Separate Financial Statements (continued)

•
Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Use of our Report

This report is made solely to the Company's shareholders as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s shareholders as a body, those matters that we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as the auditor.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG Ebène, Mauritius Date: August 7, 2026	Mervyn Lam Hung Licensed by FRC

MakeMyTrip Limited

Separate Statement of Financial Position

(Amounts in USD thousands)

		As at March 31
	Note	2025	2026
Assets
Investment in subsidiaries	8	4,796,533	4,399,439
Investment in associates	9	178	—
Other investments	10	667	12,499
Trade and other receivables	11	119,429	130,616
Total non-current assets		4,916,807	4,542,554
Trade and other receivables	11	87,904	97,570
Term deposits	12	180,000	125,000
Other current assets	13	365	339
Cash and cash equivalents	14	91,626	41,032
Total current assets		359,895	263,941
Total assets		5,276,702	4,806,495
Equity
Share capital	15	56	48
Share premium	15	2,203,445	2,714,138
Other components of equity	15	3,100,904	2,858,571
Accumulated deficit		(247,710)	(2,204,577)
Total equity		5,056,695	3,368,180
Liabilities
Loans and borrowings	19	—	1,390,164
Deferred tax liabilities	22	2,367	46,297
Total non-current liabilities		2,367	1,436,461
Loans and borrowings	19	216,075	—
Trade and other payables	17	1,025	1,462
Other current liabilities	18	540	392
Total current liabilities		217,640	1,854
Total liabilities		220,007	1,438,315
Total equity and liabilities		5,276,702	4,806,495

These separate financial statements have been approved by the Board of Directors on August 7, 2026 and signed in its behalf by:

/s/Hashim Joomye	/s/Savinilorna Payandi Pillay Ramen
Hashim Joomye Director	Savinilorna Payandi Pillay Ramen Director

The notes on pages 25 to 67 form an integral part of these separate financial statements.

MakeMyTrip Limited

Separate Statement of Profit or Loss and Other Comprehensive Income

(Amounts in USD thousands except per share data)

	Note	For the year ended March 31
		2025	2026
Other income	9	—	1,361
Other operating expenses	6	(2,460)	(3,643)
Results from operating activities		(2,460)	(2,282)
Finance income	7	11,856	11,158
Finance costs	7	(14,879)	(60,053)
Net finance costs		(3,023)	(48,895)
Share of loss of equity - accounted associates	9	(64)	(8)
Loss before tax		(5,547)	(51,185)
Income tax benefit	22	129	8,701
Loss for the year		(5,418)	(42,484)
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Equity instruments at FVOCI - net change in fair value	8, 10	1,200,309	(402,671)
Other comprehensive income (loss) for the year, net of tax		1,200,309	(402,671)
Total comprehensive income (loss) for the year		1,194,891	(445,155)
Loss per share (in USD)	16
Basic		(0.05)	(0.42)
Diluted		(0.05)	(0.50)

The notes on pages 25 to 67 form an integral part of these separate financial statements.

MakeMyTrip Limited

Separate Statement of Changes in Equity

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital**	Share Premium**	Equity Component of Convertible Notes**	Treasury Shares Reserve **	Fair Value Reserve**	Share Based Payment Reserve**	Other Reserve**	Accumulated Deficit	Total Equity
Balance as at April 1, 2024	55	2,161,217	31,122	-	1,773,053	116,883	(270)	(242,326)	3,839,734
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	—	—	—	(5,418)	(5,418)
Other comprehensive income (loss)
Equity instruments at FVOCI - net change in fair value	—	—	—	—	1,200,309	—	—	—	1,200,309
Total other comprehensive income	—	—	—	—	1,200,309	—	—	—	1,200,309
Total comprehensive income (loss) for the year	—	—	—	—	1,200,309	—	—	(5,418)	1,194,891

Transactions with the owners of the Company
Contributions by owners
Share-based payment (refer note 20)	—	—	—	—	—	36,783	—	—	36,783
Issue of ordinary shares on exercise of share based awards	1	42,228	—	—	—	(35,220)	—	—	7,009
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(34)	—	34	—
Treasury shares acquired**	—	—	—	(21,722)	—	—	—	—	(21,722)
Total contributions by owners	1	42,228	—	(21,722)	—	1,529	—	34	22,070
Balance as at March 31, 2025	56	2,203,445	31,122	(21,722)	2,973,362	118,412	(270)	(247,710)	5,056,695

**refer note 15

The notes on pages 25 to 67 form an integral part of these separate financial statements.

MakeMyTrip Limited

Separate Statement of Changes in Equity – (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital**	Share Premium**	Equity Component of Convertible Notes**	Treasury Shares Reserve **	Fair Value Reserve**	Share Based Payment Reserve**	Other Reserve**	Accumulated Deficit	Total Equity
Balance as at April 1, 2025	56	2,203,445	31,122	(21,722)	2,973,362	118,412	(270)	(247,710)	5,056,695
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	—	—	—	(42,484)	(42,484)
Other comprehensive income (loss)
Equity instruments at FVOCI - net change in fair value	—	—	—	—	(402,671)	—	—	—	(402,671)
Total other comprehensive income (loss)	—	—	—	—	(402,671)	—	—	—	(402,671)
Total comprehensive income (loss) for the year	—	—	—	—	(402,671)	—	—	(42,484)	(445,155)

Transactions with the owners of the Company
Contributions by owners
Share-based payment (refer note 20)	—	—	—	—	—	23,428	—	—	23,428
Issue of ordinary shares on exercise of share based awards	*	13,637	—	—	—	(12,309)	—	—	1,328
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(102)	—	102	—
Issue of convertible note (refer note 19)	—	—	241,728	—	—	—	—	—	241,728
Issue of ordinary shares (refer note 15)	9	1,621,010	—	—	—	—	—	—	1,621,019
Repurchase of own shares (refer note 15)	(17)	(1,123,954)	—	—	—	—	—	(1,914,846)	(3,038,817)
Repurchase of convertible notes (refer note 19)	—	—	(678)	—	—	—	—	361	(317)
Treasury shares acquired**	—	—	—	(91,729)	—	—	—	—	(91,729)
Total contributions by owners	(8)	510,693	241,050	(91,729)	—	11,017	—	(1,914,383)	(1,243,360)
Balance as at March 31, 2026	48	2,714,138	272,172	(113,451)	2,570,691	129,429	(270)	(2,204,577)	3,368,180

* less than 1

**refer note 15

The notes on pages 25 to 67 form an integral part of these separate financial statements.

MakeMyTrip Limited

Separate Statement of Cash Flows

(Amounts in USD thousands)

	For the year ended March 31
	2025	2026
Cash flows from operating activities
Loss for the year	(5,418)	(42,484)
Adjustments for:
Share of loss of equity - accounted associates	64	8
Intangible assets written off	83	—
Gain on discontinuation of equity accounted investment	—	(1,361)
Finance costs	14,879	60,053
Finance income	(11,856)	(11,158)
Income tax benefit	(129)	(8,701)
Operating cash flows before changes in following assets and liabilities	(2,377)	(3,643)
Changes in:
Other assets	41	26
Trade and other receivables	(48)	(101)
Trade and other payables	251	437
Cash used in operating activities	(2,133)	(3,281)
Income tax refund (paid), net	199	(1,567)
Net cash used in operating activities	(1,934)	(4,848)

Cash flows from investing activities
Interest received	10,073	10,765
Redemption of term deposits (refer note 12)	205,000	250,000
Investment in term deposits (refer note 12)	(210,000)	(195,000)
Investment in equity securities (refer note 10)	—	(10,300)
Acquisition / investment in subsidiaries (refer note 8)	(5,314)	(5,852)
Net cash generated from (used in) investing activities	(241)	49,613

Cash flows from financing activities
Proceeds from issuance of shares on exercise of share based awards	7,009	1,328
Proceeds from issuance of ordinary shares (refer note 15)	—	1,656,000
Proceeds from issuance of convertible notes due 2030 (refer note 19)	—	1,437,500
Payment towards repurchase of own shares (refer note 15)	—	(3,038,817)
Repurchase of treasury shares (refer note 15)	(21,722)	(91,729)
Direct cost incurred in relation to issuance of ordinary shares and convertible notes due 2030	—	(57,933)
Proceeds from subsidiaries for fair value of share based awards exercised	53,272	2,968
Repurchase of convertible notes	—	(4,642)
Other finance charges paid (refer note 7)	(9)	(34)
Net cash generated from (used in) financing activities	38,550	(95,359)

Increase (decrease) in cash and cash equivalents	36,375	(50,594)
Cash and cash equivalents at beginning of the year	55,251	91,626
Cash and cash equivalents at end of the year (refer note 14)	91,626	41,032

The notes on pages 25 to 67 form an integral part of these separate financial statements.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

1)
REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a public limited company incorporated and domiciled in the Republic of Mauritius and has its registered office at IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. The Company’s principal activity is that of investment holding and has investment in subsidiaries and associates which are primarily engaged in the business of selling travel products and solutions in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia, Vietnam, Cambodia, the Kingdom of Saudi Arabia and Indonesia.

The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange.

2)
BASIS OF ACCOUNTING
(a)
Statement of Compliance

The separate financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the Mauritius Companies Act for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these separate financial statements, except as mentioned otherwise.

The separate financial statements were authorized for issue by the Company's Board of Directors on August 7, 2026.

(b)
Basis of Measurement

The separate financial statements have been prepared on the going concern basis using the historical cost convention and accrual basis except for the following material items:

▪
equity securities at Fair Value through Other Comprehensive Income and financial assets at Fair Value Through Profit or Loss.
(c)
Functional and Presentation Currency

These separate financial statements are presented in U.S. Dollar ("USD"), which is the Company’s functional currency. All amounts have been rounded to the nearest thousands, unless otherwise indicated.

Functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which it primarily generates and expends cash.

(d)
Use of Judgements and Estimates

The preparation of these separate financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

2)
BASIS OF ACCOUNTING - (Continued)
(d)
Use of Judgements and Estimates - (Continued)
i)
Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the separate financial statements is included in the following notes:

Note 19 – Convertible notes: The Company has applied its judgement in determining the expected future life of the instrument.

ii)
Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as at March 31, 2026 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

Note 8 - Fair valuation measurement of equity investment in unlisted investee: When the fair values of equity investments recorded in the separate statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Changes in assumptions could affect the reported fair value of these investments.

Note 20 - Share based payment: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

2)
BASIS OF ACCOUNTING - (Continued)

e) Current/non-current classification

All assets and liabilities are classified into current and non-current.

Assets

An asset is classified as current when it satisfies any of the following criteria:

a) it is expected to be realised in, or is intended for sale or consumption in, the company’s normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is expected to be realised within 12 months after the reporting date; or

d) it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

Current assets include the current portion of non-current assets.

All other assets are classified as non-current.

Liabilities

A liability is classified as current when it satisfies any of the following criteria:

a) it is expected to be settled in the company’s normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is due to be settled within 12 months after the reporting date; or

d) it does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.

Current liabilities include current portion of non-current liabilities.

All other liabilities are classified as non-current.

Operating cycle

Operating cycle is the time between the acquisition of assets for processing/servicing, and their realisation in cash or cash equivalents.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3) MATERIAL ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these separate financial statements, except as mentioned otherwise.

(a)
Investment in Subsidiaries and Associates
i)
Subsidiaries and Associates

Subsidiaries are entities controlled by the Company. Control exist when the Company has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns.

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating polices.

Equity investment in subsidiary is initially recognised and measured at fair value plus transactions costs. Subsequently, carrying amount of investments is increased or decreased to recognise the changes in fair value of the subsidiary fair values with corresponding impact in OCI. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Company's right to receive payment is established.

ii)
Consolidated financial statements

The consolidated financial statements are prepared in addition to the separate financial statements.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)
b)
Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the functional currency of the Company at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are presented within finance cost in profit or loss, except for the differences on investment in equity securities designated at Fair Value through Other Comprehensive Income wherein any exchange component of gain or loss is recognized in Other Comprehensive Income ("OCI") (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in foreign currency are not translated.

c)
Financial Instruments
i)
Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at fair value through profit or loss; Fair Value through Other Comprehensive Income, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii)
Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; Fair Value through Other Comprehensive Income ("FVOCI") – debt investment; FVOCI – equity investment; or Fair Value Through Profit or Loss ("FVTPL").

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)
c)
Financial Instruments - (Continued)
ii)
Classification and subsequent measurement - (Continued)
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment, which meets the definition of equity under IAS 32 Financial Instruments: Presentation and not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

•
contingent events that would change the amount or timing of cash flows;
•
terms that may adjust the contractual coupon rate, including variable-rate features;
•
prepayment and extension features; and
•
terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The gross carrying amount is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)
c)
Financial Instruments – (Continued)
ii)
Classification and subsequent measurement - (Continued)

Financial assets – Subsequent measurement and gains and losses - (Continued)

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized as separate line item in profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

iii)
Derecognition

Financial assets

The Company derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)
(c)
Financial Instruments - (Continued)
iv)
Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts, and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v)
Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party.

Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

Repurchase of share capital (treasury shares)

When share capital is repurchased, the amount of consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury shares reserve.

Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.

vi)
Compound financial instruments

Compound financial instruments issued by the Company comprise convertible notes denominated in USD that can be converted to ordinary shares at the option of the holder at any point of time till the date of mandatory conversion. The number of shares to be issued is fixed and is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the convertible notes) and does not vary with changes in fair value. The liability component of compound financial instruments is initially recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognised at the difference between the fair value of the

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)
(c)
Financial Instruments - (Continued)
vi)
Compound financial instruments – (Continued)

compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to financial liability is recognised in profit or loss. In case of any change in estimate related to expectations or timing of the repayment, new carrying amount of liability component is recalculated based on re-estimated cash flows discounted at the original effective rate and any difference in the carrying amounts is recognised in profit or loss.

(d)
Impairment
i)
Non-derivative financial assets

Financial instruments

The Company recognises loss allowances for Expected Credit Loss ("ECL") on:

•
financial assets measured at amortized cost; and
•
debt investments measured at FVOCI;

The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•
debt securities that are determined to have low credit risk at the reporting date; and
•
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company has elected to measure loss allowances for trade receivables at an amount equal to lifetime ECLs. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information. The Company assumes that the credit risk on a financial asset (other than trade receivables without significant financing component) has increased significantly if it is more than 30 days past due.

The Company considers a financial asset to be in default when:

•
the debtor is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
•
the financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)
(d)
Impairment - (Continued)
i)
Non-derivative financial assets - (Continued)

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of allowance for ECL in the separate statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of assets. For debt securities at FVOCI, the loss allowance is recognised in other comprehensive income.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Company makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

ii)
Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Impairment losses are recognized in profit or loss. Impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)
(e)
Share Based Payment

The grant date fair value of share-based payment awards granted to employees of subsidiaries is recognised as receivable from subsidiaries, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as receivable is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

(f)
Provisions and Contingent Liabilities

A provision is recognised if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognised as finance cost.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

A provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(g) Finance Income and Costs

Finance income comprises interest income on funds invested and foreign currency gains (net). Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on convertible notes, foreign currency gains/losses (net), change in financial asset/liability, impairment losses recognized on financial assets, including trade and other receivables and costs related to public offerings. Foreign currency gains and losses are reported on a net basis.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•
the gross carrying amount of the financial asset; or
•
the amortized cost of the financial liability

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)

(h) Earnings (Loss) Per Share ("EPS")

The Company presents basic and diluted EPS data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B shares and convertible notes).

(i) Income Tax

Income tax expense comprises current and deferred tax. Current and deferred tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity or in other comprehensive income, in which case it is recognized in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognised for:

•
temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination, that affects neither accounting nor taxable profit or loss and does not give rise to equal taxes and deductible temporary differences.
•
temporary differences related to investments in subsidiaries, associates and joint arrangement to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)

(i) Income Tax – (Continued)

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax assets and liabilities are offset only if certain criteria are met:

(a)
If, the Company has a legally enforceable right to set off current tax assets against current tax liabilities; and
(b)
It relate to income taxes levied by the same taxation authority on either:
•
the same taxable entity; or
•
different taxable entities, but they intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(j) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of change in value, and funds in transit.

(k) Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES - (Continued)

(l) New Accounting Standards Issued But Not Yet Adopted

Amendment to IFRS 9 and IFRS 7

On May 30, 2024, IASB issued amendments to the classification and measurement requirements in IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. These amendments provide clarification on derecognition of a financial liability settled through electronic transfer, classification of financial assets and disclosure requirements w.r.t. investments in equity instruments designated at fair value through other comprehensive income. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2026, although early adoption is permitted. These amendments are applicable to the Company for annual reporting periods beginning on April 1, 2026. The Company has evaluated this amendment and there will be no material impact on its financial statements.

IFRS 18 – Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued its new standard IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements. The new standard aims at improving how entities communicate in their financial statements. The standard will impact presentation and disclosure of the Company income statement with new defined categories being operating, investing and financing to provide a consistent structure. Disclosures about Management-defined Performance Measures (MPMs) will have to be disclosed in the financial statements with additional disclosures. The new standard will also provide guidance on grouping of information (aggregation/disaggregation). The effective date for adoption of this standard is annual periods beginning on or after January 1, 2027, although early adoption is permitted. This standard is applicable to the Company for annual reporting periods beginning on April 1, 2027. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

4)
DETERMINATION OF FAIR VALUES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date.

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. This includes a finance team that has overall responsibility for overseeing all significant fair value measurements with the help of external independent valuers, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The finance team regularly reviews significant unobservable inputs and valuation adjustments.

When measuring the fair value of an asset or a liability, the Company uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•
Level 3: Inputs for the assets or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognises transfers between levels of fair values hierarchy at the end of the reporting period during which the change has occurred.

The assumption made in measuring fair values are given below. When applicable, further information about the assumptions made in measuring fair values is disclosed in the notes specific to that asset or liability.

(a)
Non-Derivative Financial Liabilities

Fair values are calculated based on the present value of the expected future payments, discounted using a risk-adjusted discount rate.

(b)
Share Based Payment Transactions

The fair value of restricted stock units (RSUs) given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. The fair value of Employee Stock Options (ESOPs) given under Share Incentive Plan is measured using Black Scholes Model. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

(c)
Trade and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(d)
Investment in Equity Securities

The fair value of investment in equity securities is determined using valuation techniques. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

5)
FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Company is exposed to liquidity, credit and market risk (interest rate and foreign currency risk), arising from financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company is an investment company and its objective is to ensure that it is able to meet its requirements for funds for its subsidiaries on a timely basis. The Company regularly monitors its liquidity based on the requirement of the subsidiaries and availability of cash. The Company’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation. The objective of Company is to ensure liquidity which is sufficient to meet company operational requirements in short-term and long-term.

To ensure smooth operations, the Company has invested surplus funds in term deposits with banks.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company’s exposure to credit risk is limited to amount receivable from its subsidiaries for the reimbursement of the share based awards cost and other receivables. The objective behind credit risk management is to reduce the Company’s losses which could follow from subsidiaries’ insolvency.

Additionally, the Company places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Company does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates and interest rate, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign Currency Risk

The Company does not have any significant exposure to foreign currency risk. All assets and liabilities are denominated in USD, the functional currency of the Company.

Interest Rate Risk

The Company does not have any variable rate interest bearing financial instruments, hence there is no interest rate risk.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

6) OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2025	2026
Legal and professional	1,855	3,075
Insurance	522	568
Intangible assets written off	83	—
Total	2,460	3,643

7) FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2025	2026
Interest income on term deposits measured at amortized cost	11,674	11,029
Net foreign exchange gain	125	67
Other interest income	57	62
Finance income	11,856	11,158
Interest expense on financial liability measured at amortized cost	14,835	90,103
Change in carrying value of financial liability measured at amortized cost (refer note 19)	—	(30,578)
Change in fair value of financial liability measured at FVTPL	—	118
Change in fair value of financial asset measured at FVTPL	—	274
Finance and other charges	9	34
Impairment loss on trade and other receivables	35	102
Finance costs	14,879	60,053
Net finance costs recognized in profit or loss	(3,023)	(48,895)

8) INVESTMENT IN SUBSIDIARIES

	As at March 31
Particulars	2025	2026
At the beginning of the year	3,590,777	4,796,533
Investments made in subsidiaries during the year*	5,447	5,852
Fair value gain on investments measured at fair value	1,200,309	(402,946)
At the end of the year	4,796,533	4,399,439

*The Company has invested the below amounts in the respective subsidiaries (refer note 23).

	As at March 31
Name of subsidiary	2025	2026
MakeMyTrip Inc.	—	2,000
Ibibo Group Holdings (Singapore) Pte. Ltd.	4,000	1,500
Luxury Tours & Travel Pte. Ltd.	1,114	2,000
Hotel Travel Limited	200	—
MakeMyTrip Arabia Travel and Tourism	133	2
Luxury Tours (Malaysia) Sdn. Bhd.	—	350
Total	5,447	5,852

The Company’s exposure to risks and fair value measurement is disclosed in note 5 and 21.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

9) INVESTMENT IN ASSOCIATES

	As at March 31
Particulars	2025	2026
At the beginning of the year	242	178
Share of loss of associates	(64)	(8)
Discontinuation of equity accounted associate*	—	(170)
At the end of the year	178	—

*As at June 12, 2025, the Company held a 12.59% equity interest in Pasajebus SpA, which was being accounted as an associate with a carrying amount of USD 170 on that date. On June 12, 2025, the Company ceased to have significant influence over Pasajebus SpA and therefore it ceased to be an associate of the Company and accordingly, the equity method accounting has been discontinued. The Company has recognised a gain of USD 1,361 as other income in the statement of profit or loss and other comprehensive income on account of discontinuation of equity method of accounting in the year ended March 31, 2026.

Further, from June 12, 2025, the Company considers investment in Pasajebus SpA as an other investment in equity securities measured at FVOCI.

10) OTHER INVESTMENTS

	As at March 31
Particulars	2025	2026
Financial assets measured at FVOCI
- Equity securities (refer note below and note 9)	—	12,106

Financial assets measured at FVTPL
- Equity securities	591	317

Financial assets measured at amortised cost
- Other securities	76	76
Total	667	12,499

On March 11, 2026, the Company has made an investment of USD 10,300 (1,484,586 Series C Preferred Stock), acquiring minority stake in Atlys Inc. (formerly Atlas Visa, Inc.) via subscription to Series C Preferred Stock.

The Company’s exposure to risks and fair value measurement is disclosed in note 5 and 21.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

11) TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2025	2026
Trade and other receivables	201,548	222,133
Security deposit	1,500	1,500
Interest accrued	4,285	4,553
Total	207,333	228,186
Non-current	119,429	130,616
Current	87,904	97,570
Total	207,333	228,186

Receivables represent dues from subsidiaries which are mainly in nature of recharge cost on issue of share options, recoverable only on exercise of share options by the employees of subsidiaries. Security deposits represents amount paid in advance to suppliers of hotels to guarantee the provision of those services on behalf of one of the subsidiary.

The Company’s exposure to credit and currency risks related to trade and other receivables is disclosed in note 5 and 21. Trade and other receivables from related parties are disclosed in note 23.

12) TERM DEPOSITS

	As at March 31
Particulars	2025	2026
Term deposits	180,000	125,000
Total	180,000	125,000
Current	180,000	125,000
Total	180,000	125,000

The Company’s exposure to credit risk and interest rate risk is disclosed in note 5 and 21.

13) OTHER CURRENT ASSETS

	As at March 31
Particulars	2025	2026
Prepaid expenses	365	339
Total	365	339

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

14) CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2025	2026
Bank balances	16,626	21,032
Term deposits	75,000	20,000
Total	91,626	41,032

The Company’s exposure to credit risk and interest rate risk is disclosed in note 5 and 21.

15) CAPITAL AND RESERVES

A.
Share capital and share premium

	Ordinary Shares			Class B Shares
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2024	70,114,575	35	943,297	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	1,479,937	1	42,228	—	—	—
Treasury shares acquired	(236,012)	—	—	—	—	—
Balance as at March 31, 2025	71,358,500	36	985,525	39,667,911	20	1,217,920

Balance as at April 1, 2025	71,358,500	36	985,525	39,667,911	20	1,217,920
Issue of ordinary shares	18,400,000	9	1,621,010	—	—	—
Shares issued during the year on exercise of share based awards	454,472	*	13,637	—	—	—
Repurchase of own shares	—	—	—	(34,372,221)	(17)	(1,123,954)
Treasury shares acquired	(1,450,000)	—	—	—	—	—
Balance as at March 31, 2026	88,762,972	45	2,620,172	5,295,690	3	93,966
*less than 1

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

15) CAPITAL AND RESERVES - (Continued)

A.
Share Capital and Share Premium - (Continued)

On June 23, 2025, the Company completed the underwritten registered public offering ("offering") of its ordinary shares, pursuant to which Company issued 16,000,000 ordinary shares at a price of USD 90 per share. The offering resulted in gross proceeds of USD 1,440,000. Further, the underwriters exercised their option to purchase 2,400,000 additional ordinary shares from the Company at the offering price of USD 90 per share, resulting in additional gross proceeds of USD 216,000. The Company incurred offering related expenses of approximately USD 34,981, including underwriters commission.

On July 2, 2025, the Company completed the repurchase of 34,372,221 Class B shares from Trip.com pursuant to the Amended and Restated Share Repurchase Agreement dated June 23, 2025 between the Company and Trip.com. All of the 34,372,221 Class B shares repurchased from Trip.com by the Company have been cancelled on July 2, 2025.

During the year ended March 31, 2026, the Company purchased 1,450,000 (March 31, 2025: 236,012) ordinary shares pursuant to share repurchase plan from the open market at the prevailing market price amounting to USD 91,729 (March 31, 2025: USD 21,722).

Mauritian law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Company’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares and Class B shares in proportion to the number of shares held to the total ordinary shares and Class B shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares (including Class B shares) outstanding as on that date.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

15) CAPITAL AND RESERVES - (Continued)

B.
Nature and purpose of reserves
i.
Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

ii.
Share based payment reserve

Share based payment reserve comprises the value of equity-settled share based payment awards provided to employees of the subsidiaries and is recognised as receivable from subsidiary with a corresponding increase in equity.

iii.
Other reserve

Other reserve comprise Company’s share of other comprehensive income of associates, mainly consisting of foreign currency translation reserve.

iv. Treasury shares reserve

The treasury shares reserve comprises of the amount paid for repurchase of Company's ordinary shares. As at March 31, 2026 the company held 1,686,012 shares (March 31, 2025: 236,012 shares) ordinary shares as treasury shares.

v. Equity component of convertible notes

It represents equity component of convertible notes issued in the year ended March 31, 2021 and March 31, 2026 (refer note 19).

C.
Capital Management

Equity share capital and other equity are considered for the purpose of Company’s capital management. The Company’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the growth of the Company. The capital structure of the Company is based on management’s judgement of its strategic and day-to-day needs with a focus on total equity so as to maintain investors, creditors and market confidence. The funding requirements are met through equity and convertible notes. The Company’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company. The Company is not subject to any externally imposed capital requirements.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

16) LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the year ended March 31, 2025 and 2026:

	For the year ended March 31
Particulars	2025	2026
Loss attributable to ordinary shareholders (including Class B shareholders) used in computing basic loss per share (A)	(5,418)	(42,484)
Interest expense and changes in carrying amount of convertible notes due 2028, net of tax	—	(12,347)
Loss attributable to ordinary shareholders (including Class B shareholders) used in computing diluted loss per share (B)	(5,418)	(54,831)

Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share (C)	112,592,774	101,966,362
Dilutive effect of conversion of convertible notes due 2028	—	5,934,810
Dilutive effect of share based awards	1,945,409	1,772,472
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share (D)	114,538,183	109,673,645

Loss per share (USD)
Basic (A/C)	(0.05)	(0.42)
Diluted (B/D)	(0.05)	(0.50)

For the year ended March 31, 2026, Nil (March 31, 2025: 5,934,810) ordinary shares issuable on conversion of convertible notes 2028, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2026, 9,109,082 ordinary shares issuable on conversion of convertible notes due 2030, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

17) TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2025	2026
Accrued expenses	892	1,462
Other payable	133	—
Total	1,025	1,462

The Company's exposure to liquidity risk related to trade and other payables is disclosed in note 5 and 21.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

18) OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2025	2026
Statutory liabilities	540	392
Total	540	392

19) LOANS AND BORROWINGS

This note provides information about the contractual terms of Company’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate and liquidity risk, refer note 5 and 21.

	As at March 31
Particulars	2025	2026
Convertible notes due 2028	216,075	201,199
Convertible notes due 2030	—	1,188,965
	216,075	1,390,164
Non-current	—	1,390,164
Current	216,075	—
Total	216,075	1,390,164

(A) Convertible notes due 2028

On February 9, 2021, the Company had issued USD 230,000 principal amount 0.00% convertible senior notes (the "Notes 2028") including USD 30,000 in aggregate principal amount of the Notes 2028 issued pursuant to the full exercise of the initial purchasers' option to purchase additional Notes.

The Notes 2028 are convertible based upon an initial conversion rate of 25.8035 of the Company’s ordinary shares, par value USD 0.0005 per share (the "ordinary shares") per USD 1,000 principal amount of Notes 2028 (equivalent to a conversion price of approximately USD 38.75 per ordinary share). The Notes 2028 will mature on February 15, 2028 ("maturity date"), unless earlier repurchased, redeemed or converted. The Notes 2028 will be convertible into ordinary shares, at the option of the holders, in integral multiples of USD 1,000 principal amount, at any time prior to the close of business on the second business day preceding February 15, 2028. Holders of the Notes 2028 have the right to require the Company to repurchase for cash all or part of their Notes 2028 on February 15, 2024 and February 15, 2026 (each, a "repurchase date") at a repurchase price equal to 100% of the principal amount of the Notes 2028 to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the relevant repurchase date ("Repurchase Right").

The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest, if any. In addition, in connection with a make-whole fundamental change or following the Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes 2028 "in connection with" such make-whole fundamental change or a notice of tax redemption, as the case may be. Further, the Company may, at its option, redeem the Notes 2028, in whole but not in part, following the occurrence certain tax law changes at a redemption price equal to 100% of the principal amount of the Notes 2028 to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date (unless the redemption date falls after a special interest record date but on or prior to the special interest payment date to which such special interest record date relates, in which case the Company will instead pay the full amount of accrued and unpaid special interest, if any, to the holder of record as of the close of business on such special

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

19) LOANS AND BORROWINGS - (Continued)

(A) Convertible notes due 2028 - (Continued)

interest record date, and the redemption price will be equal to 100% of the principal amount of the Notes 2028 to be redeemed).

Upon the occurrence of a fundamental change, holders may require the Company to repurchase for cash all or any portion of their Notes 2028 at a fundamental change repurchase price equal to 100% of the principal amount of the Notes 2028 to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The Notes 2028 are general unsecured obligations of the Company. The Notes 2028 rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes 2028, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries.

The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The resulting discount, together with the allocated issuance costs, were accreted at an effective interest rate of 7.39% over the period from the issuance date to February 15, 2024, the earliest put date of the Notes 2028 representing the first date on which the amount could be required to be paid to the Notes holders.

On January 17, 2024, the Company notified holders of the Notes, of the right, at the option such holder, to require the Company to repurchase at par all of such holder’s Notes or any portion thereof that is an integral multiple of USD 1,000 principal amount for cash on February 15, 2024, or the Repurchase Right, if properly tendered by the holders subject to the terms and conditions set forth. However, no notes were tendered for repurchase. The next repurchase date will be February 15, 2026 as per the agreement.

Consequent to first repurchase date i.e. February 15, 2024, the Company had adjusted the gross carrying amount of the Notes at the present value of the estimated future contractual cash flows that are discounted up to the next repurchase date at the original effective interest rate to reflect actual and revised estimated contractual cash flows. The difference of USD 30,578 between the gross carrying amount as at February 15, 2024 and revised gross carrying amount was recognised in statement of profit or loss as reversal of finance cost (refer note 7), being change in carrying value of financial liabilities measured at amortised cost during the year ended March 31, 2024. The revised carrying amount of the Notes was accreted up to the principal amount till next repurchase date on which the amount could be required to be paid to the Notes holders.

On January 12, 2026, the Company had notified holders of the Notes 2028, of the right, at the option such holder, to require the Company to repurchase at par all of such holder’s Notes 2028 or any portion thereof that is an integral multiple of USD 1,000 principal amount for cash on February 15, 2026 respectively, or the Repurchase Right, if properly tendered by the holders subject to the terms and conditions set forth. However, no Notes 2028 were tendered for repurchase. The Notes 2028 will now mature on February 15, 2028 as per the agreement.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

19) LOANS AND BORROWINGS - (Continued)

(A) Convertible notes due 2028 - (Continued)

Consequent to second repurchase date i.e. February 15, 2026, the Company had adjusted the gross carrying amount of the Notes at the present value of the estimated future contractual cash flows that are discounted up to the maturity date of Notes 2028 i.e. February 15, 2028 at the original effective interest rate to reflect actual and revised estimated contractual cash flows. The difference of USD 30,578 between the gross carrying amount as at February 15, 2026 and revised gross carrying amount was recognised in statement of profit or loss as reversal of finance cost (refer note 7), being change in carrying value of financial liabilities measured at amortised cost during the year ended March 31, 2026. The revised carrying amount of the Notes will be accreted up to the principal amount over a remaining period of 1.88 years representing the maturity date on which the amount could be required to be paid to the Notes holders.

(B) Convertible notes due 2030

Proceeds from issue of convertible notes due 2030	1,437,500
Issue expenses	(22,952)
Net proceeds	1,414,548
Amount classified as equity (net of allocated issue expense of USD 4,802) (refer note 15)	(295,939)
Interest accrued	74,401
Repurchase of convertible notes due 2030	(4,045)
Carrying amount of liability at March 31, 2026	1,188,965

On June 23, 2025, the Company issued USD 1,437,500 principal amount 0.00% convertible senior notes due 2030 (the "Notes 2030") including USD 187,500 in aggregate principal amount of the Notes 2030 issued pursuant to the full exercise of the initial purchasers’ option to purchase additional Notes 2030. The Company incurred issuance related expense of approximately USD 22,952. The Notes 2030 will mature on July 1, 2030, unless redeemed, repurchased or converted prior to such date.

The Notes 2030 will be convertible into ordinary shares of the Company, at the option of the holders, in integral multiples of USD 1,000 principal amount, at any time prior to the close of business on the second business day preceding July 1, 2030. The Notes 2030 are convertible based upon an initial conversion rate of 8.2305 of the Company’s ordinary shares, par value USD 0.0005 per share (the "ordinary shares") per USD 1,000 principal amount of Notes 2030 (equivalent to a conversion price of approximately USD 121.5 per ordinary share), subject to certain anti-dilution adjustments.

Holders of the Notes 2030 will have the right, at their option, to require the Company to repurchase for cash all or part of their Notes 2030, on July 3, 2028 at a repurchase price equal to 100% of the principal amount of the Notes 2030 to be repurchased plus accrued and unpaid special interest, if any. In addition, upon the occurrence of a fundamental change, holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

Further, at any time after July 10, 2028, and until maturity, the Company, at its option, may redeem for cash all or part of the Notes 2030, if:

(a) the Notes 2030 are "freely tradable" and all accrued and unpaid special interest, if any, has been paid in full, as of the date the Company sends the notice of redemption; and

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

19) LOANS AND BORROWINGS - (Continued)

(B) Convertible notes due 2030 - (Continued)

(b) the last reported sale price of the Company’s ordinary shares has been at least 130% of the conversion price then in effect (i) on each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date Company provides notice of redemption, and (ii) the trading day immediately preceding the date Company sends such notice.

The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest, if any. In addition, in connection with a make-whole fundamental change or following the Company’s delivery of a notice of tax redemption, optional redemption, cleanup redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes "in connection with" such make-whole fundamental change or a notice of tax redemption, optional redemption or cleanup redemption, as the case may be.

The Notes 2030 are compound financial instruments consisting of a financial liability and a conversion option with the holders that is classified as equity. Of the gross proceeds of USD 1,437,500, USD 1,136,759 was allocated to the liability component, representing the fair value of the liability component on initial recognition, calculated as the present value of the contractual principal and interest payments over the term of the Notes 2030 using a discount rate of 8.06%. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature.

The carrying amount of the equity component of USD 300,741 representing the holders' conversion option, was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The transaction costs incurred were allocated to the liability and equity components in proportion to the allocation of the gross proceeds, with USD 18,150 allocated to the liability and USD 4,802 allocated to equity.

The present value of amount allocated to the liability component, net of transaction costs, of USD 1,118,609 will be accreted to the principal amount of the Notes 2030 from date of issuance to the earliest put date of Notes 2030, i.e. July 3, 2028, with an effective interest rate of 8.63%. The carrying amount as at March 31, 2026 will be accreted up to the principal amount over the remaining period of 2.51 years representing the earliest put date on which the amount could be required to be paid to the Notes holders.

A deferred tax liability of USD 54,211 for the taxable temporary difference arising from the difference between the initial carrying amount of the liability component of the Notes 2030 and the tax base was recognized with a corresponding charge directly to equity.

The Notes 2030 are general unsecured obligations of the Company. The Notes 2030 rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes 2030, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, including the obligations under Convertible notes due 2028, effectively junior in right of payment to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

19) LOANS AND BORROWINGS - (Continued)

(B) Convertible notes due 2030 - (Continued)

On December 8, 2025, the Company has repurchased Notes 2030 of principal amount USD 5,000 for an aggregate amount of USD 4,642 (including cost of repurchase of USD 5) ("repurchase price"). The repurchase price of USD 4,642 is allocated between the liability component and the equity component on the same basis that was used in the original allocation process. On the date of repurchase, the Company derecognised proportionate carrying amount of Notes 2030 of USD 4,045 and corresponding proportionate equity component of Notes 2030 of USD 840.

Terms and repayment schedule of convertible notes:

				As at March 31, 2025		As at March 31, 2026
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Convertible notes due 2028	USD	7.39%	2028	230,000	216,075	230,000	201,199
Convertible notes due 2030	USD	8.63%	2028	—	—	1,432,500	1,188,965

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

19) LOANS AND BORROWINGS - (Continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

Convertible notes
Balance as at April 1, 2024	201,240
Interest accrued (refer note 7)	14,835
Balance as at March 31, 2025	216,075
Proceeds from issuance of convertible notes	1,437,500
Convertible notes classified as equity	(300,741)
Direct cost incurred in relation to convertible notes (excluding equity component)	(18,150)
Adjustment due to modification/change in estimate	(30,578)
Interest accrued (refer note 7)	90,103
Repurchase of convertible notes	(4,045)
Balance as at March 31, 2026	1,390,164

20) SHARE BASED PAYMENT

Description of the share based payment arrangements

As at March 31, 2025 and 2026, the Company had the following equity-settled share based payment arrangement programs:

Share Incentive Plan

i) Restricted Share Units (RSUs)

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the years ended March 31, 2025 and 2026, the Company granted restricted share units, or RSUs, under the plan to eligible employees. Each restricted share unit represents the right to receive one common share. The fair value of each restricted share unit is the market price of one common share of the Company on the date of grant.

Terms and Conditions of the RSUs

The terms and conditions relating to the RSUs grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2025	578,796	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2026	284,853	Refer notes	4 – 8 years

Notes:

Of the RSU granted during the year ended March 31, 2026:

- 210,347 (March 31, 2025: 301,167) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- Nil (March 31, 2025: 121,232) RSUs have 100% vesting during the quarter ended September 30, 2027.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

20) SHARE BASED PAYMENT - (Continued)

Description of the Share Based Payment Arrangements – (Continued)

Share Incentive Plan - (Continued)

i)
Restricted Share Units (RSUs) - (Continued)

Terms and Conditions of the RSUs - (Continued)

- 68,078 (March 31, 2025: Nil) RSUs have 100% vesting during the quarter ended September 30, 2028. Further, the Company's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Company and its subsidiaries performance of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted. During the year ended March 31, 2025, for the grants given in financial year ended March 31, 2022, there has been a upward adjustment of 138,615 number of shares based on the Company's performance for the financial year ended March 31, 2022, 2023 and 2024.

- 6,093 (March 31, 2025: 13,379) RSUs were fully vested on expiry of six months from the grant date.

- 335 (March 31, 2025: 4,403) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of 6 months from the date of termination of employment, whichever is earlier.

The number and weighted average exercise price of RSUs under Share Incentive Plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the year ended March 31
Particulars	2025	2025	2026	2026
Outstanding at the beginning of the year	0.0005	5,041,216	0.0005	4,364,948
Granted during the year	0.0005	578,796	0.0005	284,853
Forfeited and expired during the year	0.0005	(89,567)	0.0005	(163,251)
Exercised during the year	0.0005	(1,165,497)	0.0005	(394,872)
Outstanding at the end of the year	0.0005	4,364,948	0.0005	4,091,678
Exercisable at the end of the year	0.0005	2,416,977	0.0005	2,938,490

The grant date fair value of RSUs granted during the year is in the range of USD 74.59 to USD 101.62 (March 31, 2025: USD 55.00 to USD 105.29).

The RSUs outstanding at March 31, 2026, have an exercise price per share of USD 0.0005 (March 31, 2025: USD 0.0005) and a weighted average remaining contractual life of 3.2 years (March 31, 2025: 4.0 years).

During the year ended March 31, 2026, share based payment expense of USD 23,428 (March 31, 2025: USD 36,783) has been pushed down to the respective subsidiaries as the same relates to the employees of the subsidiaries (refer note 23).

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

20) SHARE BASED PAYMENT - (Continued)

Description of the Share Based Payment Arrangements – (Continued)

Share Incentive Plan - (Continued)

ii)
Employee Stock Options (ESOPs)

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). Each ESOP represents the right to receive one hundred common equity shares of the Company. No options were granted during the years ended March 31, 2025 and 2026, respectively.

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2025	2025	2026	2026
Outstanding at the beginning of the year	2,229	15,813	2,229	12,668.6
Exercised during the year	2,229	(3,144.4)	2,229	(596.0)
Outstanding at the end of the year	2,229	12,668.6	2,229	12,072.6
Exercisable at the end of the year	2,229	12,668.6	2,229	12,072.6

The ESOPs outstanding at March 31, 2026 have an exercise price per option of USD 2,229 (March 31, 2025: USD 2,229) and a weighted average remaining contractual life of 3.7 years (March 31, 2025: 4.7 years), after the extension of the expiry date of outstanding ESOPs during the year ended March 31, 2025.

21) FINANCIAL INSTRUMENTS

a) Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows:

	As at March 31
Particulars	2025	2026
Trade and other receivables	207,333	228,186
Term deposits	180,000	125,000
Cash and cash equivalents	91,626	41,032
Total	478,959	394,218

The cash and cash equivalents and term deposits are mainly held with banks, which are rated A+, A-and BBB- based on ratings by rating agency: S&P Global. The Company considers that its cash and cash equivalents and term deposits have low credit risk based on the external credit ratings of the counterparties.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

21) FINANCIAL INSTRUMENTS - (Continued)

a) Credit Risk - (Continued)

Exposure to Credit Risk - (Continued)

The maximum exposure to credit risk for trade and other receivables at the reporting date, categorised by type of counterparty was as follows:

	As at March 31
Particulars	2025	2026
Balance due from subsidiaries	201,548	222,133
Others	5,785	6,053
Total	207,333	228,186

Impairment Losses

The Company uses a provision matrix to compute the expected credit loss allowance for trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Company's historical experience for its receivables.

The age of trade and other receivables at the reporting date was as follows:

	As at March 31
Particulars	2025		2026
	Gross	Impairment	Gross	Impairment
Not past due	125,214	—	136,669	—
Less than 1 year	82,119	—	91,517	—
Total	207,333	—	228,186	—

b) Liquidity risk

The following are the remaining contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2025

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Convertible notes due 2028	216,075	230,000	—	230,000	—	—	—
Accrued expenses	1,025	1,025	1,025	—	—	—	—
Total	217,100	231,025	1,025	230,000	—	—	—

As at March 31, 2026

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Convertible notes due 2028	201,199	230,000	—	—	230,000	—	—
Convertible notes due 2030	1,188,965	1,432,500	—	—	—	1,432,500	—
Accrued expenses	1,462	1,462	1,462	—	—	—	—
Total	1,391,626	1,663,962	1,462	—	230,000	1,432,500	—

* Represents undiscounted cash-flows of interest and principal

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

21) FINANCIAL INSTRUMENTS - (Continued)

b) Liquidity Risk - (Continued)

The balanced view of liquidity and financial indebtedness is stated in the table below:

	As at March 31
Particulars	2025	2026
Cash and cash equivalents	91,626	41,032
Term deposits	180,000	125,000
Loans and borrowings	(216,075)	(1,390,164)
Net cash position	55,551	(1,224,132)

c) Interest Rate Risk

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

The Company does not have any variable rate interest bearing financial instruments, hence there is no risk relating to change in interest rates.

Fair values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

		As at March 31, 2025		As at March 31, 2026
	Note	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets measured at fair value
Other investments - equity securities (FVOCI)	10	—	—	12,106	12,106
Investment in subsidiaries (FVOCI)	8	4,796,533	4,796,533	4,399,439	4,399,439
Other investments - equity securities (FVTPL)	10	591	591	317	317
		4,797,124	4,797,124	4,411,862	4,411,862
Financial assets not measured at fair value (amortised cost)
Trade and other receivables	11	207,333	207,333	228,186	228,186
Term deposits	12	180,000	180,000	125,000	125,000
Cash and cash equivalents	14	91,626	91,626	41,032	41,032
Other investments - other securities	10	76	76	76	76
		479,035	479,035	394,294	394,294
Financial liabilities not measured at fair value (amortised cost)
Accrued expenses	17	1,025	1,025	1,462	1,462
Convertible notes due 2028	19	216,075	214,262	201,199	199,949
Convertible notes due 2030	19	—	—	1,188,965	1,210,798
		217,100	215,287	1,391,626	1,412,209

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

21) FINANCIAL INSTRUMENTS - (Continued)

Fair values - (Continued)

Fair Values Versus Carrying Amounts - (Continued)

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 1 and Level 3 fair values based on the inputs to the valuation techniques used.

Fair value of trade and other receivables, term deposits, cash and cash equivalents, other investments - other securities and accrued expenses reasonably approximates to its carrying amount.

The fair value of convertible notes due 2028 and due 2030 is determined using discounted cash flows. The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

• Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2025
Particulars	Level 1	Level 2	Level 3	Total
Investment in subsidiaries (FVOCI)	—	—	4,796,533	4,796,533
Other investments - equity securities (FVTPL)	—	—	591	591
Total	—	—	4,797,124	4,797,124

	As at March 31, 2026
Particulars	Level 1	Level 2	Level 3	Total
Investment in subsidiaries (FVOCI)	—	—	4,399,439	4,399,439
Other investments - equity securities (FVOCI)	—	—	12,106	12,106
Other investments - equity securities (FVTPL)	317	—	—	317
Total	317	—	4,411,545	4,411,862

During the year ended March 31, 2026, other investments - equity securities (FVTPL) with carrying amount of USD 591 was transferred from Level 3 to Level 1, because the quoted price in the market of such equity securities are now available on regular basis from September 2025 onwards. There were no other transfers between Level 1, Level 2 and Level 3 other than aforementioned transfer as at March 31, 2026 and March 31, 2025.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

21) FINANCIAL INSTRUMENTS - (Continued)

Fair values - (Continued)

Reconciliation of Level 3 fair values

The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair value:

	As at March 31, 2025
Particulars	Other investments (equity securities - FVTPL)	Investment in subsidiaries (FVOCI)
Opening balances	591	3,590,777
Invested during the year (refer note 8)	—	5,447
Total gains recognized in:
- other comprehensive income	—	1,200,309
Closing balances	591	4,796,533

	As at March 31, 2026
Particulars	Other investments (equity securities - FVOCI)	Other investments (equity securities - FVTPL)	Investment in subsidiaries (FVOCI)
Opening balances	—	591	4,796,533
Invested during the year (refer note 8)	—	—	5,852
Acquisition during the year	10,300	—	—
Transfer out of Level 3 to Level 1	—	(591)	—
Addition due to discontinuation of equity accounted associate (refer note 9)	1,531	—	—
Total gains recognized in:
- profit or loss	—	—	—
- other comprehensive income	275	—	(402,946)
Closing balances	12,106	—	4,399,439

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

21) FINANCIAL INSTRUMENTS - (Continued)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2025 and March 31, 2026, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities (FVTPL)	Market comparison technique: The valuation model is based on market multiple derived from quoted prices and revenues of companies comparable to the investee.	Net revenue multiple: March 31, 2025: 3.7 - 4.8	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower)
Other investments - equity securities (FVOCI) - Pasajebus SpA	Market comparison technique: The valuation model is based on market multiple derived from quoted prices of companies comparable to the investee.	Net revenue multiple: 2 Net EBITDA multiple: 9.6	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower) – the net EBITDA multiple was higher (lower)
Investment in subsidiaries (FVOCI)	Market comparison technique: The valuation model is based on market multiple derived from quoted prices and revenues of companies comparable to the investee.	Net revenue multiple: 2.7 - 5.4 (March 31, 2025: 1.8 - 6.5)	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower)
Other investments - equity securities (FVOCI) - Atlas Visa, Inc.	Price of recent transaction	Not applicable (N.A.)	N.A.

Financial instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: *Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other investments-other securities. Other financial liabilities include convertible notes and accrued expenses.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

21) FINANCIAL INSTRUMENTS - (Continued)

Sensitivity Analysis

Investment in subsidiaries (FVOCI)

For the fair values of investment in subsidiaries (FVOCI), reasonably possible changes of 100 basis points at the reporting date to the significant unobservable input, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2025
	Other comprehensive income
	Increase	Decrease
Net revenue multiple	46,369	(47,177)

	For the year ended March 31, 2026
	Other comprehensive income
	Increase	Decrease
Net revenue multiple	24,703	(24,669)

22) INCOME TAX

Mauritius

Under the applicable law, the Company is liable to income tax in Mauritius on its chargeable income at the rate of 15%. Additionally, from July 1, 2024, the Company is liable to 2% Corporate Climate Responsibility (CCR) Levy on its chargeable income.

The Company opting for preferential tax regime with respect to certain qualifying income, would be entitled to either (a) a foreign tax credit equivalent to the actual foreign tax suffered on its foreign income against the Company’s tax liability computed on such income, or (b) a partial exemption of 80% of the income derived, including but not limited to foreign source dividends or interest income, subject to meeting the necessary substance requirements as required under the Financial Services Act 2007 (as amended by the Finance Act 2019) and such other guidelines issued by the Financial Services Commission.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

22) INCOME TAX - (Continued)

The Company has not availed the benefit of preferential tax regime except for interest income on certain intercompany loan in the year ended March 31, 2026.

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2025	2026
Current tax expense
Current period	(1,631)	(1,474)
Adjustment for prior period	(187)	56
Current tax expense	(1,818)	(1,418)

Deferred tax benefit
(Origination) and reversal of temporary differences	2,522	10,119
Change in tax rates	(575)	-
Deferred tax benefit	1,947	10,119

Total	129	8,701

Reconciliation of Effective Tax Rate

	For the year ended March 31
Particulars	2025	2026
Loss for the year	(5,418)	(42,484)
Less: Income tax benefit	129	8,701
Loss before tax	(5,547)	(51,185)

Income tax benefit using the Company's domestic tax rate	943	8,702
Non-deductible expenses	(81)	(249)
Tax exempt income	29	193
Change in estimates related to previous years	(187)	55
Impact of change in tax laws	(575)	—
Income tax benefit recognised in profit or loss	129	8,701

For the year ended March 31, 2026, the Company has a current period tax expense of USD 1,474 (March 31, 2025 : USD 1,631) and does not have any tax losses to offset against any future tax liability.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

22) INCOME TAX - (Continued)

Recognized Deferred Tax Liabilities

Deferred tax liabilities are attributable to the following:

	As at March 31
Particulars	2025	2026
Convertible notes	(2,367)	(46,297)
Deferred tax liabilities, net	(2,367)	(46,297)

Movement in recognized deferred tax assets/(liabilities)

	Balance as at March 31, 2024	Recognised in profit or loss	Recognised directly in equity	Balance as at March 31, 2025
Convertible notes	(4,314)	1,947	—	(2,367)
Total	(4,314)	1,947	—	(2,367)

	Balance as at March 31, 2025	Recognised in profit or loss	Recognised directly in equity	Balance as at March 31, 2026
Convertible notes	(2,367)	10,119	(54,049)	(46,297)
Total	(2,367)	10,119	(54,049)	(46,297)

Unrecognized Deferred Tax Liabilities

As at March 31, 2026, an amount of USD 1,166,301 (March 31, 2025 : USD 1,199,873) related to temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized by the Company as the Company controls the dividend policy of its subsidiary i.e. the Company controls the timing of reversal of the related taxable temporary differences and management is satisfied that they will not reverse in the foreseeable future.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

23) RELATED PARTIES

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Subsidiary	MakeMyTrip (India) Limited (formerly known as MakeMyTrip (India) Private Limited)^
Subsidiary	MakeMyTrip Inc.
Subsidiary	Luxury Tours & Travel Pte. Ltd.
Subsidiary	Luxury Tours (Malaysia) Sdn. Bhd.
Subsidiary	Hotel Travel Limited
Subsidiary	Techblend Inc.
Subsidiary	HTN Co., Ltd.
Subsidiary	ITC Bangkok Co., Ltd
Subsidiary	Ibibo Services FZ-LLC, UAE (formerly known as MakeMyTrip FZ-L.L.C.)
Subsidiary	Ibibo Group Holdings (Singapore) Pte. Ltd
Subsidiary	Redbus India Private Limited^
Subsidiary	Ibibo Group Pte. Limited
Subsidiary	Ibibo Group Sdn Bhd
Subsidiary	Empresea Digital Peruana S.A.C
Subsidiary	PT IBIBO Group Indonesia
Subsidiary	Bitla Software Private Limited
Subsidiary	Quest 2 Travel.com India Private Limited
Subsidiary	Tripmoney Fintech Solutions Private Limited
Subsidiary	Book My Forex Private Limited
Subsidiary	MakeMyTrip Arabia Travel and Tourism
Subsidiary	RedBus Vietnam Company Limited
Subsidiary	Simplotel Technologies Private Limited
Subsidiary	Savaari Car Rentals Private Limited
Subsidiary	Ibibo Group Columbia S.A.S.
Subsidiary	Hotelcloud Services Private Limited
Subsidiary	MakeMyTrip Travel & Toursim L.L.C., UAE
Subsidiary	Simplotel Inc.
Subsidiary	Ibibo (Hongkong) Limited
Subsidiary	Redbus (Cambodia) Co. Limited
Subsidiary	Ibibo Group Vietnam Company Limited
Subsidiary	Ibibo Group SpA, Chile
Subsidiary	SHH Co. Ltd.
Subsidiary	ITC South Co. Ltd.
Subsidiary	International Tour Centre Co. Ltd
Subsidiary	Bona Vita Technologies Private Limited
Subsidiary	Flamingo Transworld Private Limited (from March 9, 2026)
Subsidiary	Flamingo Travel Inc. (from March 9, 2026)
Subsidiary	MakeMyTrip Travel (Thailand) Co., Ltd. (from February 24, 2026)

Notes:

^ Redbus India Private Limited has been amalgamated with MakeMyTrip (India) Limited (formerly known as MakeMyTrip (India) Private Limited) from the appointed date of 1 January 2026. The amalgamation has become effective on 1 February 2026.

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

23) RELATED PARTIES - (Continued)

Related parties and nature of related party relationships: - (Continued)

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang# (up to July 2, 2025)
Key management personnel	Paul Laurence Halpin# (up to July 2, 2025)
Key management personnel	Jane Jie Sun#
Key management personnel	Xing Xiong#
Key management personnel	Moshe Rafiah # (from May 15, 2024 to July 2, 2025)
Key management personnel	May Yihong Wu (from May 15, 2024)
Key management personnel	Hashim Joomye (from May 14, 2025)
Key management personnel	Dipak Kumar Bohra (from September 23, 2025)
Key management personnel	Vivek N. Gour (from July 2, 2025)
Key management personnel	Cindy Xiaofan Wang# (upto May 15, 2024)
Key management personnel	Xiangrong Li (upto May 15, 2024)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited (up to May 14, 2025, re-appointed on July 2, 2025)
Entity (and its subsidiaries) of which the Company is an associate	Trip.com Group Limited and its subsidiaries
Equity-accounted associates	Pasajebus SpA (up to June 12, 2025)

Notes:

# nominees of Trip.com Group Limited. (Trip.com)

A)
Transactions with subsidiaries:

	For the year ended March 31
Particulars	2025	2026
Investment in equity shares (refer note 8)	5,447	5,852
Issuance of share based awards to the employees of subsidiaries	36,783	23,428
Interest income on inter- corporate loan	53	58

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

23) RELATED PARTIES – (Continued)

A)
Transactions with subsidiaries – (Continued)

Balance outstanding

Trade and other receivables

	As at March 31
Particulars	2025	2026
MakeMyTrip (India) Limited (formerly known as MakeMyTrip (India) Private Limited)	183,390	214,966
Redbus India Private Limited (formerly ibibo Group Private Limited)	9,061	—
ITC Bangkok Co., Ltd	2,453	2,372
Bitla Software Private Limited	2,572	1,336
MakeMyTrip Inc.	164	189
Luxury Tours & Travel Pte Ltd	617	264
HTN Co., Ltd	50	50
PT IBIBO Group Indonesia	292	156
Tripmoney Fintech Solutions Private Limited	1,382	1,290
Ibibo Services FZ-LLC (formerly known as MakeMyTrip FZ-L.L.C.), UAE	556	353
Empresea Digital Peruana S.A.C	330	326
Luxury Tours (Malaysia) Sdn. Bhd.	28	2
Ibibo Group Sdn Bhd	100	50
Ibibo Group Pte. Limited	66	—
RedBus Vietnam Company Limited	35	42
Quest 2 Travel.com India Private Limited	271	538
Ibibo Group Columbia S.A.S.	10	10
Hotelcloud Services Private Limited	26	72
MakeMyTrip Arabia Travel and Tourism	145	117
Total	201,548	222,133

Other payable

	As at March 31
Particulars	2025	2026
MakeMyTrip Arabia Travel and Tourism	133	—
Total	133	—

B)
Transactions with entity providing key management personnel services:

	For the year ended March 31
Transactions	2025	2026
Key management personnel services	8	20
Consultancy services	59	46

C)
Transactions with key management personnel:

	For the year ended March 31
Particulars	2025	2026
Legal and professional	152	150
Total	152	150

MakeMyTrip Limited

Year ended March 31, 2026

NOTES TO THE SEPARATE FINANCIAL STATEMENTS - (Continued)
(Amounts in USD thousands, except per share data and share count)

23) RELATED PARTIES – (Continued)

C)
Transactions with key management personnel - (Continued):

	As at March 31
Balance Outstanding	2025	2026
Accrued expenses	107	151

D)
Transactions with equity - accounted associate:

Refer note 9 for transactions with equity-accounted associate.

E) Terms and conditions

All outstanding balances with these related parties are to be settled in cash. Receivables in nature of recharge cost on issue of share options are recoverable on exercise of share options by the employees of subsidiaries. None of the balances are secured. No expense has been recognised in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

24) SEGMENT REPORTING

The Company has made investment in entities engaged in the business of travel and leisure services and is not engaged in any revenue generating activity. Accordingly, the Company has only one reportable segment.

In accordance with IFRS 8, ‘Operating Segments’, following are the entity-wide disclosures:

Information about geographical areas

	Non-Current Assets**
	As at March 31
Particulars	2025	2026
India	4,593,088	4,198,685
Others	203,623	200,755
Total	4,796,711	4,399,439

** Non-current assets presented above represent investment in subsidiaries and associates (excluding financial assets).